Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In November 2020, we entered into the merger agreement with Trianni, under which, at the effective time, our wholly owned entity, or Merger Sub, merged with and into Trianni, with Trianni surviving as our wholly owned subsidiary.

Pursuant to the merger agreement, each share of Trianni convertible preferred stock was converted into one share of common stock of Trianni and each share of Trianni common stock (other than excluded shares and dissenting shares) was converted automatically into the right to receive cash in the amount equal to the cash purchase price divided by the total number of common stock of Trianni issued and outstanding. Further, each unexercised outstanding option to purchase shares of Trianni common stock whether vested or unvested, was cancelled and extinguished.

To fund the merger, we issued the Convertible Notes with an aggregate principal amount of $90.0 million on October 30, 2020. The Convertible Notes were convertible into our common shares at any time at the option of the holder after 12 months from the date of issuance or upon completion of certain qualifying financings. Immediately prior to the completion of our IPO, the Convertible Notes were converted into 6,093,524 common shares of the Company in accordance with the terms of the convertible note agreement.

The following unaudited pro forma condensed combined financial information of AbCellera and Trianni is presented to illustrate the estimated effects of the merger, which estimated effects are collectively referred to as adjustments or transaction accounting adjustments. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2020 combine our historical consolidated statements of income with Trianni’s, after giving effect to the merger as if it had occurred on January 1, 2020. The effect of the merger on our balance sheet is reflected in our audited consolidated financial statements for the year ended December 31, 2020.

These unaudited pro forma condensed combined statements of income is referred to in this section as the pro forma financial information. The unaudited pro forma financial information should be read in conjunction with the accompanying notes in this section. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of AbCellera and Trianni incorporated by reference or included elsewhere in this prospectus:

•	our audited consolidated financial statements as of and for the fiscal year ended December 31, 2020 and the related notes;

•	audited financial statements of Trianni as of and for the fiscal year ended December 31, 2019 and the related notes; and

•	unaudited condensed financial statements of Trianni as of and for the nine months ended September 30, 2020 and the related notes.

The pro forma financial information has been prepared by us in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786, which is referred to herein as Article 11. The pro forma financial information is based on various adjustments and assumptions and is not necessarily indicative of what our consolidated statement of income actually would have been had the merger been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project our operating results following the completion of the merger. The pro forma financial information does not include adjustments to reflect any potential revenue, synergies or dis-synergies, or cost savings that may be achievable in connection with the merger, or the associated costs that may be necessary to achieve such revenues, synergies or cost savings.

We and Trianni prepared the respective financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The merger was accounted for using the acquisition method of accounting, and we are the accounting acquirer.

Unaudited Pro Forma Condensed Combined Statement of Income (Loss)
Year Ended December 31, 2020
(in thousands of U.S. dollars, except per share data)

	Year Ended December 31, 2020 AbCellera	Nine Months Ended September 30, 2020 Trianni (Note 4)	October 1, 2020 – November 2, 2020 Trianni	Transaction Accounting Adjustments	Notes		Combined
Revenue:
Research fees	$19,848	—	—	—			$19,848
Milestone payments	15,000	—		—			15,000
License	—	5,946	309				6,255
Royalty revenue	198,307	—	—	—			198,307
Total revenue	$233,155	$5,946	309	—			$239,410

Operating expenses:
Royalty fees	27,143	—	—	—			27,143
Research and development (1)	29,393	2,374	749	—			32,516
Sales and marketing (1)	3,842	—	—	—			3,842
General and administrative(1)	11,910	1,322	41	—			13,273
Depreciation and amortization	4,836	—	—	5,723	[5A	]	10,559
Total operating expenses	$77,124	$3,696	790	$5,723			$87,333

Income (loss) from operations	156,031	2,250	(481)	(5,723)			152,077
Other (income) expense:
Interest income	(293)	(150)	—	—			(443)
Interest expense and other (income) expense	6,511	(1)	—	2,928	[5B	]	9,438
Foreign exchange (gain) loss	300	—	—	—			300
Grants and incentives	(8,320)	—	—	—			(8,320)
Total other (income) expense	(1,802)	(151)	—	2,928			975

Earnings before income taxes	157,833	2,401	(481)	(8,651)			151,102
Income tax provision (recovery)	38,915	118	(125)	(2,249)	[5C	]	36,659

Net earnings (loss) for the period	$118,918	$2,283	(356)	$(6,402)			$114,443

Net earnings per share, basic (Note 6)	$0.53						$0.52

Net earnings per share, diluted (Note 6)	$0.45						$0.43

  1Exclusive of depreciation and amortization

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(in thousands of U.S. dollars, except share and per share data)

Note 1—Description of the Transaction

In November 2020, we entered into the merger agreement with Trianni, under which at the closing, Merger Sub, merged with and into Trianni, with Trianni surviving as our wholly owned subsidiary.

Pursuant to the merger agreement, each share of Trianni convertible preferred stock was converted into one share of common stock of Trianni and each share of Trianni common stock (other than excluded shares and dissenting shares) was converted automatically into the right to receive cash in the amount equal to the purchase price divided by the total number of common stock of Trianni issued and outstanding. Further, each unexercised outstanding option to purchase shares of Trianni common stock whether vested or unvested, was cancelled and extinguished.

To fund the merger, we issued the Convertible Notes in the aggregate principal amount of $90.0 million on October 30, 2020. The Convertible Notes mature five years from the date of issuance and bear no interest for the first twelve months and bear five percent (5%) interest per annum thereafter. Interest is payable annually starting twenty-four months from the date of issuance until maturity.

Upon the closing of certain qualified financings under the Convertible Notes, each a Qualified Financing, the principal amount of the Convertible Notes can be converted at the option of the note holder into our common shares of at a conversion price as specified in the convertible note agreement. The Convertible Notes are also convertible at the option of the holders on the interest commencement date, which is 12 months after the issuance date. The number of common shares to be issued will be equal to 800,000 common shares (for certain specified investors) plus the number of common shares determined by dividing (i) the aggregate of the outstanding principal of the Convertible Note by (ii) our pre-money valuation of as defined in the agreement divided by the aggregate number of our common shares outstanding at the time of conversion. At issuance, we determined that no value should be assigned to the embedded derivatives and that there was no beneficial conversion feature.

Immediately prior to the completion of our IPO, the Convertible Notes were converted into 6,093,524 common shares of the Company in accordance with the terms of the convertible note agreement.

Note 2—Basis of Presentation

The pro forma financial information was prepared accounting for the merger using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “ Business Combinations ,” which is referred to as ASC 805, and is derived from our audited consolidated financial statements for the year ended December 31, 2020, Trianni’s unaudited historical financial statements for the nine months ended September 30, 2020, and the unaudited internal financial information for the period from October 1, 2020 – November 2, 2020, the date prior to the acquisition date.

The pro forma financial information has been prepared by us in accordance with Article 11. The pro forma financial information is not necessarily indicative of what our consolidated statement of operations would have been had the merger been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project our future financial position or results of operations following the completion of the merger. The pro forma financial information reflects pro forma adjustments management believes are necessary to present fairly our pro forma results of operations and financial position following the closing of the merger as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report our financial condition and results of operations.

Details of the purchase price allocation and consideration exchanged is detailed in our audited consolidated financial statements for the year ended December 31, 2020.

Total transaction related costs incurred by us and Trianni in connection with the merger are estimated were immaterial and reflected as part of our historical results in the unaudited condensed combined statement of operations for the year ended December 31, 2020. These costs are non-recurring.

The pro forma financial information does not reflect the following items:

•	the impact of any potential revenues, benefits or synergies that may be achievable in connection with the merger or related costs that may be required to achieve such revenues, benefits or synergies;

•	changes in cost structure or any restructuring activities as such changes, if any, have yet to be determined; and

Note 3—Conforming Accounting Policies

There are no material differences in accounting policies that would have a material impact on the pro forma financial information.

Accounting policies that were assessed but deemed to have an immaterial impact to the pro forma financial information include:

•
ASU No. 2016-02, Leases (Topic 842) , which is referred to as ASC 842—Trianni has not yet adopted ASC 842, and we adopted it with an effective date of January 1, 2019. For purposes of the unaudited condensed combined pro forma statements of operations for the year ended December 31, 2020, Trianni only had one operating lease as classified under ASC 842. Any resulting change would be immaterial and thus, for the purposes of the pro forma financial information, Trianni has not adjusted AbCellera’s adoption of ASC 842 to January 1, 2020.

•
ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments , which is referred to as ASC 326. Trianni’s historical financial statements used to derive the pro forma financial information do not reflect the adoption of ASC 326. For the purposes of the pro forma financial information, we have not adjusted Trianni’s adoption of ASC 326 to January 1, 2020 as the estimated impact on the pro forma financial information would be immaterial.

Note 4—Adjustments to Reclassify Financial Statement Line Items to Our Presentation by Trianni Prior to Closing

Certain historical balances on the pro forma statements of income (loss) for the periods presented have been reclassified to conform to our presentation.

Note 5—Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended December 31, 2020

[5A] To reflect the incremental straight-line amortization related to the increase in fair value of the license and technology over a period of four years and 20 years, respectively.

[5B] To reflect the accrued interest expense resulting from the Convertible Notes which are assumed to be outstanding from January 1, 2020 for the purposes of the pro forma financial information. The Convertible Notes are carried at amortized cost with an effective interest rate of 3.97%.

[5C] To reflect the tax impact of the pro forma adjustments at a preliminary blended federal and state statutory tax rate of 26%.

Note 6 —Earnings Per Share

The pro forma combined diluted earnings per share presented below for the year ended December 31, 2020 is determined by using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. We have excluded the effect to earnings per share related to the Convertible Notes because including them would have been anti-dilutive.

(in thousands, except for per share amounts)	Year Ended December 31, 2020
Pro forma net earnings	$114,443
Less pro forma earnings allocated to Preferred Shareholders	(32,044)

Pro forma net earnings attributable to common shareholders	82,399
Pro forma basic weighted-average shares outstanding	159,195,023

Pro forma basic earnings per share	$0.52

(in thousands, except for per share amounts)	Year Ended December 31, 2020
Pro forma net earnings attributable to common shareholders	$114,443
Pro forma diluted weighted-average shares outstanding	263,129,765
Pro forma diluted earnings per share	$0.43